UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-13-02

03006068

January 23, 2003

Daniel B. Kamensky
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017

Act 1934
Section
Rule 14A-8
Public Availability 1-23-2003

Re: Lehman Brothers Holdings Inc.
Incoming letter dated December 13, 2002

Dear Mr. Kamensky

This is in response to your letters dated December 13, 2002 and January 9, 2003 concerning the shareholder proposal submitted to Lehman Brothers by the AFL-CIO Reserve Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Enclosures

cc: Brandon J. Rees
Research Analyst
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

LEHMAN BROTHERS

December 13, 2002

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") received a letter dated October 29, 2002, as amended on November 22, 2002, from the AFL-CIO Reserve Fund (the "Proponent"), presenting a stockholder proposal to be included in Lehman's next proxy statement (the "Proposal"). The Proposal, together with the letter amending the proposal, is attached hereto as Exhibit A. Lehman respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against Lehman if it omits the Proposal. Lehman submits that:

1. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by Lehman; and

2. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(c) because it contains more than one submission.

The Proposal

The Proposal requests that Lehman formally separate its investment banking business from its sell-side research analyst and initial public offering ("IPO") allocation process. Specifically, the Proposal requests that Lehman (1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) adopt and disclose policies governing the company's IPO allocations to executives of investment banking clients.

The Proposal begins by referring to recent investigations by the SEC and New York State Attorney General, which have exposed widespread conflicts of interest at many financial services companies. The Proponent argues that those conflicts of interest have helped to undermine investor confidence in both the capital markets and the financial services industry. The Proposal cites the recently adopted NYSE and NASD rules, which attempt to address potential conflicts of interest between investment banks and their sell-side research analysts, and then argues that those rules are inadequate to remedy the perceived conflicts of interests.

Background

Lehman is one of the leading global investment banks, serving institutional, corporate, government and high net-worth individual clients and customers. Lehman's business includes capital raising for clients through securities underwriting and direct placements, corporate finance and strategic advisory services, private equity investments, securities sales and trading, research, and the trading of foreign exchange, derivative products and certain commodities.

Lehman is subject to regulation by numerous state, federal and self-regulatory organizations. The rules of the New York Stock Exchange (the "NYSE Rules") and the National Association of Securities Dealers, Inc. (the "NASD Rules" and together with the NYSE Rules, the "Rules"), among other things, prohibit research analysts from receiving compensation based on specific investment banking transactions and prohibit research analysts from being subject to the supervision or control of a firm's investment banking department. NYSE Rule 472(h), (b)(1); NASD Rule 2711(b), (d). In May 2002, after an investigation by the New York State Attorney General of research analyst conflicts of interest at Merrill Lynch & Co. ("Merrill Lynch"), Merrill Lynch and the New York State Attorney General entered into a settlement (the "Settlement"). Among other things, the Settlement states that Merrill Lynch will separate the evaluation and determination of research analyst compensation from investment banking. The Settlement also sets forth factors that should be considered in determining analyst compensation. Those factors include the quality of research, input from clients, input from non-investment banking departments and competitors' compensation levels. The amount of investment banking revenue received from clients may not be considered in determining analyst compensation. The Settlement also prohibits the evaluation of analysts by investment banking personnel.

On July 1, 2002, the New York State Comptroller, the New York State Attorney General, the California Treasurer, and the North Carolina Treasurer announced an initiative to address potential conflicts of interest between research and investment banking activities conducted by investment banking firms. This initiative sets forth six Investment Protection Principles (the "Principles") to ensure analyst independence from investment banking activities. Specifically, the Principles state, among other things, that:

- Compensation of equity research analysts will not be linked to participation in investment banking transactions or investment banking revenues; and

- Investment Banking personnel will not review the performance of equity research analysts and will have no input into compensation decisions for equity research analysts.

In October 2002 the NYSE and NASD proposed new rules (the "Proposed Rules"), which would strengthen the existing Rules by prohibiting a research analyst from being compensated based on his or her contribution to the organization's investment banking business. NYSE Rule 472(h)(2); NASD Rule 2711(d)(2). The Proposed Rules also set forth factors that should be considered in determining analyst compensation. Those factors are similar to those included in the Settlement and include the productivity and quality of research, the correlation between a recommendation and stock price, and ratings received from clients and non-investment banking departments.

Lehman is committed to maintaining the highest standards of integrity. Accordingly, in August 2002, Lehman adopted the six Investment Protection Principles (attached hereto as Exhibit B), to demonstrate its commitment to analyst independence. In 2002, the Director of Research, who historically has made analyst compensation decisions, determined analyst compensation in accordance with the Investment Protection Principles and the factors set forth in the Proposed Rules. Lehman also has an Investment Policy Committee composed of several senior members of the Equity Research Department. The Investment Policy Committee is charged with the responsibility of approving all initiations of coverage as well as rating changes. In connection with those duties, the Investment Policy Committee meets on a regular basis with research analysts to ensure compliance with the current Rules and the Investment Protection Principles, as more fully explained herein.

Rule 14a-8(i)(10)—Substantially Implemented

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if the company has already substantially implemented the proposal. "A determination that [a] company has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (Mar. 28, 1991); see also Washington Gas Light Co. (Dec. 1, 1997). The Staff has consistently found that a shareholder's proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (Feb. 23, 1998). The Staff has also stated that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (Feb. 3, 1993) (allowing exclusion of an entire shareholder proposal when two of the four parts would have otherwise been excludable by the company). Based on Rule 14a-8(i)(10), Lehman respectfully requests, for the reasons set forth below, that the Staff permit Lehman to exclude the Proposal because it has been substantially implemented.[1]

Discussion

1. *Request that Lehman prohibit investment banking department input into sell-side research analyst compensation and performance reviews*

The Proposal requests that Lehman prohibit investment banking department input into sell-side research analyst compensation and performance reviews. The Proposal additionally suggests that Lehman adopt similar policies relating to analyst compensation as recently adopted by Merrill Lynch.

Lehman is committed to maintaining the highest standards of integrity and to maintaining research analyst independence. In August 2002, Lehman adopted the Principles, to which Lehman Brothers Equity Research is fully committed. Specifically, the Principles state, among other things, that:

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[1] The Staff has also found that specific parts of a multi-part proposal may be excluded if a specific part has been substantially implemented. If the Staff finds that the entire Proposal is not excludable, we respectfully submit that each part of the Policy that has been substantially implemented may be excluded.

- Compensation of equity research analysts will not be linked to participation in investment banking transactions or investment banking revenues; and

- Investment Banking personnel will not review the performance of equity research analysts and will have no input into compensation decisions for equity research analysts.

To implement the Principles, Lehman determined that its Director of Research, who historically has made analyst compensation decisions, would continue to determine analyst compensation in accordance with the Investment Protection Principles and the factors set forth in the Proposed Rules. Accordingly, analyst compensation is not based on analyst contributions to Lehman's investment banking business.

In addition, Lehman's current policies and procedures, in accordance with the current Rules, prohibit the supervision or control of research analysts by Lehman's investment banking department. At Lehman, equity research reports to Lehman's Equities division and has never reported to investment banking, and investment bankers do not review the performance of equity research analysts and equity research. By eliminating investment banking input from its performance review and compensation process, Lehman's policies and procedures substantially implement the Proposal and, therefore, it is excludable.

2. *Request that Lehman adopt and disclose policies governing its initial public offering allocations to executives of investment bank clients*

Investment banks' policies regarding the allocation of shares of initial public offerings ("IPO") to executives of investment banking clients have been a serious concern among regulators and the investing public. The New York State Attorney General and the SEC have been considering a range of proposals relating to IPO allocation policies. In addition, in July 2002 the NASD released proposed rules (the "NASD Proposed Rules"), which would regulate the manner of distributing IPO shares.

Lehman recognizes the importance of this issue. To that end, Lehman has adopted a policy governing IPO allocations to executive officers and directors of investment banking clients and is in the process of posting the policy on its public internet site and ensuring that the policy is communicated to all employees involved in the IPO allocation process. That policy (attached hereto as Exhibit C) is based on the relevant NASD Proposed Rules and prohibits allocating shares to an executive officer or director of a company for purposes of directing future investment banking business to Lehman or as consideration for directing prior investment banking services to Lehman. Thus, we respectfully submit that Lehman has implemented the Proposal's request to adopt and disclose policies governing Lehman's IPO allocations to executives of investment banking clients.

3. *Request that Lehman ban sell-side analyst participation in investment banking related activities*

The Staff has consistently found that a proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (Feb. 23, 1998). Although Lehman currently does not ban analyst participation in all investment banking activities, we respectfully submit that the current Rules, together with Lehman's policies and procedures, address the potential conflicts of interest raised by analyst participation in investment banking activities.

The current Rules prohibit analysts from offering prospective investment banking clients favorable research, a specific rating, or a price target as consideration or inducement for the receipt of business. NYSE Rule 472(g); NASD Rule 2711(e). Lehman believes that it is in compliance with the current Rules, is aware of potential conflicts of interest between research and investment banking, and has policies and procedures, including the Investment Policy Committee and the Investment Protection Policies, sufficient to deal effectively with potential conflicts.

The Investment Policy Committee is composed of several senior members of the Equity Research Department. The Compliance Director for Equity Research serves as an advisory (non-voting) member. The Investment Policy Committee is charged with the responsibility of approving all initiations of coverage as well as rating changes. It also meets periodically with analysts in "sounding board" sessions to review their company and sector ratings.

When an analyst meets with the Investment Policy Committee on an initiation or rating change, the Committee probes potential conflicts of interest to ensure that the report reflects the analyst's own views and not those of the subject company, an investment banker or anyone else. In addition to protecting analyst independence and integrity, the Investment Policy Committee also asks questions to determine whether the research analyst is in compliance with all provisions of the current Rules. For example, the Committee probes whether the analyst is aware of any promises regarding favorable research coverage or any threats relating to coverage and whether the analyst has shared his or her report or conclusions with anyone else.

We respectfully submit that the current Rules, together with Lehman's policies and procedures, address the potential conflicts of interest raised by this Proposal and therefore it is excludable.

Conclusion

Based on the foregoing discussion, we submit that each part of the Proposal has been substantially implemented. The Staff has also stated that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (Feb. 3, 1993) (allowing exclusion of an entire shareholder proposal when two of the four parts would have otherwise been excludable by the company).

We therefore submit, in the alternative, that the Proposal is excludable because at least a major part of it has been substantially implemented.[2]

Rule 14a-8(c)—Multiple Proposals

Lehman may also omit the Proposal based on the Proponent's failure to comply with Rule 14a-8(c), which allows a proponent to submit only one proposal for inclusion in a company's proxy materials. If the proponent submits more than one proposal, the company must notify the proponent of the one proposal limitation so that the proponent may correct the deficiency. See Rule 14a-8(f). On November 12, 2002, Lehman notified the Proponent that it had exceeded the one proposal limit (attached hereto as Exhibit D). On November 22, 2002, the Proponent responded that it believed that its proposals did not violate Rule 14a-8(c) because they addressed conflicts of interest in investment banking (attached hereto as Exhibit A).

The Staff has long recognized that a company may omit multiple proposals pursuant to Rule 14a-8(c) if the proposals address substantially distinct issues. In the past, the Staff has agreed, for example, that a multi-part proposal relating to compensation and independence of an issuer's board of directors constituted separate proposals for purposes of Rule 14a-8. Fotoball, Inc. (May 6, 1997); see also Bob Evans Farms, Inc. (May 31, 2001) (proposals requesting the voluntary resignation of the company's board of directors and the appointment of an investment bank to seek alternatives to enhance the value of the company constituted multiple proposals); Enova Corp. (Feb. 9, 1998) (proposals recommending that the directors take all steps necessary to amend the company's governing documents to elect the entire board annually with an independent lead director constituted multiple proposals); Allstate Corp. (Jan. 29, 1997) (proposals to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting constituted multiple proposals).

In certain circumstances, however, the Staff has taken the position that multiple proposals will be deemed to constitute a single proposal if they are related to a single specific concept. See Computer Horizons Corp. (April 1, 1993). In Computer Horizons, the proposal asked that the board modify or terminate each plan, contract or arrangement which would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal. Because each part of that proposal related to the single concept of eliminating the company's anti-takeover defenses, they were deemed to constitute one proposal.

However, as previously discussed, the Staff has permitted companies to exclude proposals that deal with separate concepts. For example, in Fotoball, Inc. (May 6, 1996), the Staff allowed the exclusion of a proposal that dealt with a single class of people—a company's directors—but which made three recommendations dealing with three separate issues: qualifications of directors serving on the board, remuneration of directors and the relationship

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2 The Staff has also found that specific parts of a multi-part proposal may be excluded if a specific part has been substantially implemented. If the Staff finds that the entire Proposal is not excludable, we respectfully submit that each part of the Policy that has been substantially implemented may be excluded.

between directors and the company. The proponent argued (unsuccessfully) that all three issues addressed the specific concept of aligning the directors' incentives with those of the company's shareholders.

Unlike Computer Horizons, in this instance the Proponent has submitted a three-part proposal which in reality is two separate and distinct proposals that do not relate to a single specific concept. The separate proposals are: (i) to formally separate Lehman's research analysts and its investment banking division and (ii) to adopt and disclose policies governing Lehman's initial public offering allocation policies to executives of investment banking clients. The purpose for the first proposal is to insulate research analysts from investment banking, thereby enhancing the quality of sell-side research. The second proposal is to help ensure that the investment banking division is engaged by investment banking clients for transactions on the merits rather than because of a benefit conferred on the executives of the investment banking clients. In this regard, the proposals presented by the Proponent are even more distinct than the proposals presented in Fotoball, Inc., Bob Evans Farms, Inc. and Enova Corp.

Conclusion

For all the reasons set forth above, it is respectfully submitted that the omission of the Proposal from Lehman's next proxy statement is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to the AFL-CIO Reserve Fund. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information, or wish to discuss this matter, please call Jeffrey A. Welikson at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC

By: Jeffrey A. Welikson
Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc. Brandon Rees
(AFL-CIO Reserve Fund)
Ray Wagner
(Simpson Thacher & Bartlett)
Andrew Keller
(Simpson Thacher & Bartlett)

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

October 29, 2002

By Facsimile and UPS Next Day Air

Corporate Secretary
Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, NY 10019
Attn: Jeffrey A. Welikson

Dear Mr. Welikson:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2002 proxy statement of the Lehman Brothers Holdings Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

Richard L. Trumka

Enclosure

Resolved, that the shareholders of Lehman Brothers Holdings Inc. (the "Company") urge the Board of Directors to effectively manage conflicts of interest by formally separating the Company's investment banking business from the Company's sell-side analyst research and IPO allocation process.

Specifically, the Company should (1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) adopt and disclose policies governing the Company's initial public offering ("IPO") allocations to executives of investment banking clients.

Supporting Statement

Recent investigations by the SEC and the New York State Attorney General Eliot Spitzer have exposed widespread conflicts of interest involving investment banking practices at many financial services companies. These investigations have uncovered examples of investment banking clients influencing analyst research reports and recommendations as well as executives of investment banking clients receiving preferential IPO allocations.

In our opinion, these conflicts of interest have helped to undermine investor confidence in the capital markets in general and investor confidence in the financial services industry in particular. Sell-side research analysts have a fiduciary duty to the investors that they advise, not the needs of their firm's investment banking business. Similarly, the practice of giving investment banking client executives preferential IPO allocations calls into question the integrity of the investment banking client relationship.

Our Company has been subject to regulatory investigations into its investment banking practices. According to SEC Form 10-Q for the quarter ending August 31, 2002, our Company "has received subpoenas and/or requests for information, documents and testimony in connection with the industry-wide investigations of research analyst independence and related issues from various governmental and regulatory agencies."

Analyst independence rules adopted in 2002 by the NYSE and NASD require that analyst reports disclose compensation received by their firm from investment banking clients. In our opinion, such conflicts of interest need to be minimized or eliminated, not simply disclosed. Accordingly, we believe analysts should be prohibited from participating in the Company's investment banking business including assisting in underwriting activities such as road shows or in the solicitation of investment banking clients.

We believe the NYSE and NASD adopted rules that prohibit linking analyst compensation to specific investment banking transactions are inadequate. Under these rules, analysts still may be compensated based on the firm's general investment banking revenues and investment banking departments may continue to have input into analyst compensation and performance reviews. To help ensure analyst independence, our Company should adopt similar policies relating to analyst compensation as recently adopted by our Company's competitor Merrill Lynch.

Lastly, giving preferential treatment to the executives of investment banking clients when allocating potentially lucrative IPO shares harms investor confidence in the IPO process and undermines the ethical reputation of executives at investment banking clients. To ensure that such practices do not occur at our Company, the Board of Directors should adopt and disclose policies governing the Company's IPO allocation procedure. Disclosure of these policies will help bolster the Company's investment banking reputation and integrity.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 22, 2002

Karen B. Corrigan
Vice President
Office of the General Counsel
Lehman Brothers Holdings Inc.
399 Park Avenue
New York, NY 10022

Dear Ms. Corrigan:

I am writing in response to your letter dated November 12, 2002 regarding the AFL-CIO Reserve Fund's shareholder resolution for presentation at Lehman Brothers Holdings' 2003 Annual Shareholders Meeting. In your letter, you assert that our resolution as submitted references more than one proposal.

We believe it is clear that our submitted resolution addresses only one single specific concept: to urge the Board of Directors to effectively manage conflicts of interest in investment banking by formally separating Lehman Brothers' investment banking business from its sell-side analyst research and IPO allocation process. To ensure that this proposal is unambiguous, the resolution defines such a formal separation as follows:

(1) ban sell-side research analyst participation in investment banking related activities,
(2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and
(3) adopt and disclose policies governing the Company's initial public offering ("IPO") allocations to executives of investment banking clients.

Although we believe the language used in the previously submitted proposal is sufficiently clear, we are willing to accommodate Lehman Brothers' concerns by making the following changes to our resolution:

> Replace "Specifically, the Company should" with "For purposes of this resolution, a formal separation to effectively manage investment banking conflicts of interest would require the Company to" in the second paragraph, and

For the purpose of brevity, delete the sentence "In our opinion, these conflicts of interest have helped to undermine investor confidence in the capital markets in general and investor confidence in the financial services industry in particular."

A revised resolution incorporating these changes is enclosed for your reference. On November 19, 2002, the Amalgamated Bank, custodian for the AFL-CIO Reserve Fund, sent the enclosed letter confirming that the Fund has continuously held 200 shares of Lehman Brothers common stock for at least one year preceding the proposal submission date. If you have further concerns regarding this proposal, you may contact me at (202) 637-3900.

Yours truly,

Brandon J. Rees
Research Analyst, Office of Investment

Enclosure

Cc: Richard Trumka, AFL-CIO Secretary-Treasurer
Damon Silvers, AFL-CIO Associate General Counsel

Revised Shareholder Proposal

Resolved, that the shareholders of Lehman Brothers Holdings Inc. (the "Company") urge the Board of Directors to effectively manage conflicts of interest by formally separating the Company's investment banking business from the Company's sell-side analyst research and IPO allocation process.

For purposes of this resolution, a formal separation to effectively manage investment banking conflicts of interest would require the Company to (1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) adopt and disclose policies governing the Company's initial public offering ("IPO") allocations to executives of investment banking clients.

Supporting Statement

Recent investigations by the SEC and the New York State Attorney General Eliot Spitzer have exposed widespread conflicts of interest involving investment banking practices at many financial services companies. These investigations have uncovered examples of investment banking clients influencing analyst research reports and recommendations as well as executives of investment banking clients receiving preferential IPO allocations.

Sell-side research analysts have a fiduciary duty to the investors that they advise, not the needs of their firm's investment banking business. Similarly, the practice of giving investment banking client executives preferential IPO allocations calls into question the integrity of the investment banking client relationship.

Our Company has been subject to regulatory investigations into its investment banking practices. According to SEC Form 10-Q for the quarter ending August 31, 2002, our Company "has received subpoenas and/or requests for information, documents and testimony in connection with the industry-wide investigations of research analyst independence and related issues from various governmental and regulatory agencies."

Analyst independence rules adopted in 2002 by the NYSE and NASD require that analyst reports disclose compensation received by their firm from investment banking clients. In our opinion, such conflicts of interest need to be minimized or eliminated, not simply disclosed. Accordingly, we believe analysts should be prohibited from participating in the Company's investment banking business including assisting in underwriting activities such as road shows or in the solicitation of investment banking clients.

We believe the NYSE and NASD adopted rules that prohibit linking analyst compensation to specific investment banking transactions are inadequate. Under these rules, analysts still may be compensated based on the firm's general investment banking revenues and investment banking departments may continue to have input into analyst compensation and performance reviews. To help ensure analyst independence, our Company should adopt similar policies relating to analyst compensation as recently adopted by our Company's competitor Merrill Lynch.

Lastly, giving preferential treatment to the executives of investment banking clients when allocating potentially lucrative IPO shares harms investor confidence in the IPO process and undermines the ethical reputation of executives at investment banking clients. To ensure that such practices do not occur at our Company, the Board of Directors should adopt and disclose policies governing the Company's IPO allocation procedure. Disclosure of these policies will help bolster the Company's investment banking reputation and integrity.

Exhibit A

AFL-CIO Reserve Fund Proposal and Letter Amending Proposal

Attached hereto as separate PDF attachment.

Exhibit B

LEHMAN BROTHERS

LEHMAN BROTHERS COMMITMENT TO INVESTMENT PROTECTION PRINCIPLES

Lehman Brothers is committed to maintaining the highest standards of integrity. On July 1, 2002, New York State Comptroller H. Carl McCall, New York State Attorney General Eliot Spitzer, California Treasurer Philip Angelides, and North Carolina Treasurer Richard Moore announced an initiative to protect the assets of public investment funds by addressing the issue of potential conflicts of interest between research and investment banking activities conducted by investment banking firms. This initiative sets out six Investment Protection Principles to which Lehman Brothers Equity Research is fully committed. In furtherance of that commitment, this policy statement is being added to the Equity Research Department's Policies and Procedures Manual, which also includes "Lehman's Firm Commitment to Analyst Integrity."

- Compensation of equity research analysts will not be linked to participation in investment banking transactions or investment banking revenues.

- Investment Banking personnel will not review the performance of equity research analysts and will have no input into compensation decisions for equity research analysts.

- The Investment Policy Committee, composed of equity research management and a strategist, will continue to approve all new equity research coverage and rating changes.

- Discontinuation of research coverage of the stock of any company will be disclosed and the rationale for such termination explained.

- Equity research reports will disclose whether Lehman Brothers has received compensation in connection with investment banking services within the past 12 months and whether the Firm expects to receive or intends to seek such compensation in the following three months as well as other potential conflicts of interest.

- Corporate Advisory Division will monitor compliance with the Investment Protection Principles during its periodic audits.

Exhibit C

LEHMAN BROTHERS

LEHMAN BROTHERS HOLDINGS INC. INITIAL PUBLIC OFFERING ALLOCATION POLICY

Sales to Executive Officers and Directors of Banking Clients

Private Client Services employees may not allocate initial public offering ("IPO") shares to an executive officer or director of a company for purposes of directing future investment banking business to the Firm or as consideration for directing prior investment banking services to the Firm.

Exhibit D

LEHMAN BROTHERS

November 12, 2002

By Facsimile and UPS Next Day Air

Brandon Rees
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Rees:

I am responding to your October 29, 2002 letter (the "Letter") to Lehman Brothers Holdings Inc. ("Lehman") containing a shareholder proposal asking Lehman to (1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) adopt and disclose policies governing Lehman's initial public offering ("IPO") allocations to executives of investment banking clients.

In order to submit a shareholder proposal, the American Federation of Labor and Congress of Industrial Organizations (the "AFL-CIO") must satisfy the requirements of Rule 14a-8 of Regulation 14A of the Securities and Exchange Commission. Under Rule 14a-8(b), the AFL-CIO must have continually held at least $2,000 in market value of Lehman common stock for at least one year by the date the proposal was submitted. The AFL-CIO is not a registered holder of Lehman common stock. Therefore, Rule 14a-8(b) requires proof of ownership through a written statement from the record holder of your securities as to which you claim beneficial ownership or a copy of a Schedule 13D or 13G or a Form 3, 4 or 5 filing reflecting the AFL-CIO's ownership of Lehman common stock. The Letter did not include such proof. Please remedy this deficiency by submitting the required information to me by November 26, 2002.

In addition, Rule 14a-8(c) states that a proponent may submit no more than one proposal and accompanying supporting statement for inclusion in the proxy materials. Your proposal does not relate to a "single specific concept" because Items (1) and (2) relate to analyst independence and Item (3) relates to IPO allocation procedures. Please advise us which proposal you wish to have considered for inclusion by advising me by November 26, 2002.

Sincerely,

/s/ Karen B. Corrigan
Name: Karen B. Corrigan
Title: Vice President

LEHMAN BROTHERS

January 9, 2003

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") is supplementing its letter dated December 13, 2002 (the "Original Letter," attached as Exhibit 1), requesting that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against Lehman if Lehman omits a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund.

On December 20, 2002, the Securities and Exchange Commission Chairman Harvey L. Pitt, New York Attorney General Eliot Spitzer, and various state regulators and self-regulatory bodies reached a settlement (the "Global Settlement;" press release attached as Exhibit 2) with certain national investment banking firms, including Lehman Brothers Inc., to resolve certain conflicts of interest at investment banking firms. The Global Settlement will substantially implement the Proposal as it will (1) separate investment banking from equity research, (2) ban analyst participation in pitches and road shows, and (3) ban allocation of shares of initial public offerings to executives and directors of investment banking clients.

The Proposal

The Proposal requests that Lehman formally separate its investment banking business from its sell-side research analyst and initial public offering ("IPO") allocation process. Specifically, the Proposal requests that Lehman (1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) adopt and disclose policies governing Lehman's IPO allocations to executives of investment banking clients.

Rule 14a-8(i)(10)—Substantially Implemented

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if the company has already substantially implemented the proposal. "A determination that [a] company has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (Mar. 28, 1991); see also Washington Gas Light Co. (Dec. 1, 1997). The Staff has consistently found that a shareholder's proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (Feb. 23, 1998). The Staff has also stated that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (Feb. 3, 1993) (allowing exclusion of an entire shareholder proposal when two of the four parts would have otherwise been excludable by the company). Based on Rule 14a-8(i)(10), Lehman respectfully requests, for the reasons set forth below, that the Staff permit Lehman to exclude the Proposal because it has been substantially implemented.

Analysis

1. *Request that Lehman prohibit investment banking department input into sell-side research analyst compensation and performance reviews*

Lehman has adopted certain Investment Protection Principles, as more fully described in the Original Letter, which formally separate research analyst compensation and performance reviews from any oversight or influence by Lehman's investment banking division. The Global Settlement will similarly sever the links between investment banking and equity research, including analyst compensation for equity research, therefore making this part of the Proposal excludable.

2. *Request that Lehman adopt and disclose policies governing its initial public offering allocations to executives of investment bank clients*

Lehman has adopted and disclosed policies governing its IPO allocations to executives of investment banking clients, as requested by the Proposal and discussed in the Original Letter. Furthermore, the Global Settlement includes a complete ban on the "spinning" of initial public offerings, and Lehman will not allocate IPO shares to corporate executives and directors in accordance with the terms of the Global Settlement. Therefore, Lehman has substantially implemented this part of the Proposal.

3. *Request that Lehman ban sell-side analyst participation in investment banking related activities*

The Proposal requests that Lehman ban sell-side research analyst participation in investment banking related activities, including assisting in road shows or in the solicitation of investment banking clients. Lehman is committed to maintaining the highest standards of integrity and to maintaining research analyst independence. Lehman explained in the Original Letter that its policies and procedures address the potential conflicts of interest raised by analyst participation in investment banking activities. The Global Settlement will further insulate research analysts from investment banking pressure by banning analyst participation in pitches and road shows. Lehman therefore has therefore substantially implemented this part of the Proposal, and it is therefore excludable.

* * *

The Global Settlement contains further measures to enhance the integrity and independence of research analysts. For example, for a five-year period, Lehman will be required to contract with at least three independent research firms that will provide research to Lehman's customers. An independent consultant for Lehman, with final authority to procure independent research from independent providers, will be approved by regulators. And, under the terms of the Global Settlement, Lehman will make publicly available its ratings and price target forecasts, which will allow for the evaluation and comparison of research analysts' performance.

Conclusion

Based on the foregoing discussion and the reasons set forth in the Original Letter, we submit that each part of the Proposal has been substantially implemented. The Staff has stated that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (Feb. 3, 1993) (allowing exclusion of an entire shareholder proposal when two of the four parts would have otherwise been excludable by the company). We therefore submit that the entire Proposal is excludable because at least a major part of it has been substantially implemented.[1]

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to the AFL-CIO Reserve Fund. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information, or wish to discuss this matter, please call Jeffrey A. Welikson at (212) 526-0546.

1. ______________________

[1] In the alternative, the Staff has also found that specific parts of a multi-part proposal may be excluded if a specific part has been substantially implemented. If the Staff finds that the entire Proposal is not excludable, we respectfully submit that each part of the Policy that has been substantially implemented may be excluded. See American Brands, Inc. (Feb. 3, 1993).

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC

By: Jeffrey A. Welikson
Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc. Brandon Rees
(AFL-CIO Reserve Fund)
Andrew Keller
(Simpson Thacher & Bartlett)

Exhibit 1

Lehman Brothers Holdings Inc. No-Action Letter dated December 13, 2002

Attached hereto as separate PDF attachment.

LEHMAN BROTHERS

December 13, 2002

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") received a letter dated October 29, 2002, as amended on November 22, 2002, from the AFL-CIO Reserve Fund (the "Proponent"), presenting a stockholder proposal to be included in Lehman's next proxy statement (the "Proposal"). The Proposal, together with the letter amending the proposal, is attached hereto as Exhibit A. Lehman respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against Lehman if it omits the Proposal. Lehman submits that:

1. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by Lehman; and

2. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(c) because it contains more than one submission.

The Proposal

The Proposal requests that Lehman formally separate its investment banking business from its sell-side research analyst and initial public offering ("IPO") allocation process. Specifically, the Proposal requests that Lehman (1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) adopt and disclose policies governing the company's IPO allocations to executives of investment banking clients.

The Proposal begins by referring to recent investigations by the SEC and New York State Attorney General, which have exposed widespread conflicts of interest at many financial services companies. The Proponent argues that those conflicts of interest have helped to undermine investor confidence in both the capital markets and the financial services industry. The Proposal cites the recently adopted NYSE and NASD rules, which attempt to address potential conflicts of interest between investment banks and their sell-side research analysts, and then argues that those rules are inadequate to remedy the perceived conflicts of interests.

Background

Lehman is one of the leading global investment banks, serving institutional, corporate, government and high net-worth individual clients and customers. Lehman's business includes capital raising for clients through securities underwriting and direct placements, corporate finance and strategic advisory services, private equity investments, securities sales and trading, research, and the trading of foreign exchange, derivative products and certain commodities.

Lehman is subject to regulation by numerous state, federal and self-regulatory organizations. The rules of the New York Stock Exchange (the "NYSE Rules") and the National Association of Securities Dealers, Inc. (the "NASD Rules" and together with the NYSE Rules, the "Rules"), among other things, prohibit research analysts from receiving compensation based on specific investment banking transactions and prohibit research analysts from being subject to the supervision or control of a firm's investment banking department. NYSE Rule 472(h), (b)(1); NASD Rule 2711(b), (d). In May 2002, after an investigation by the New York State Attorney General of research analyst conflicts of interest at Merrill Lynch & Co. ("Merrill Lynch"), Merrill Lynch and the New York State Attorney General entered into a settlement (the "Settlement"). Among other things, the Settlement states that Merrill Lynch will separate the evaluation and determination of research analyst compensation from investment banking. The Settlement also sets forth factors that should be considered in determining analyst compensation. Those factors include the quality of research, input from clients, input from non-investment banking departments and competitors' compensation levels. The amount of investment banking revenue received from clients may not be considered in determining analyst compensation. The Settlement also prohibits the evaluation of analysts by investment banking personnel.

On July 1, 2002, the New York State Comptroller, the New York State Attorney General, the California Treasurer, and the North Carolina Treasurer announced an initiative to address potential conflicts of interest between research and investment banking activities conducted by investment banking firms. This initiative sets forth six Investment Protection Principles (the "Principles") to ensure analyst independence from investment banking activities. Specifically, the Principles state, among other things, that:

- Compensation of equity research analysts will not be linked to participation in investment banking transactions or investment banking revenues; and

- Investment Banking personnel will not review the performance of equity research analysts and will have no input into compensation decisions for equity research analysts.

In October 2002 the NYSE and NASD proposed new rules (the "Proposed Rules"), which would strengthen the existing Rules by prohibiting a research analyst from being compensated based on his or her contribution to the organization's investment banking business. NYSE Rule 472(h)(2); NASD Rule 2711(d)(2). The Proposed Rules also set forth factors that should be considered in determining analyst compensation. Those factors are similar to those included in the Settlement and include the productivity and quality of research, the correlation between a recommendation and stock price, and ratings received from clients and non-investment banking departments.

Lehman is committed to maintaining the highest standards of integrity. Accordingly, in August 2002, Lehman adopted the six Investment Protection Principles (attached hereto as Exhibit B), to demonstrate its commitment to analyst independence. In 2002, the Director of Research, who historically has made analyst compensation decisions, determined analyst compensation in accordance with the Investment Protection Principles and the factors set forth in the Proposed Rules. Lehman also has an Investment Policy Committee composed of several senior members of the Equity Research Department. The Investment Policy Committee is charged with the responsibility of approving all initiations of coverage as well as rating changes. In connection with those duties, the Investment Policy Committee meets on a regular basis with research analysts to ensure compliance with the current Rules and the Investment Protection Principles, as more fully explained herein.

Rule 14a-8(i)(10)—Substantially Implemented

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if the company has already substantially implemented the proposal. "A determination that [a] company has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (Mar. 28, 1991); see also Washington Gas Light Co. (Dec. 1, 1997). The Staff has consistently found that a shareholder's proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (Feb. 23, 1998). The Staff has also stated that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (Feb. 3, 1993) (allowing exclusion of an entire shareholder proposal when two of the four parts would have otherwise been excludable by the company). Based on Rule 14a-8(i)(10), Lehman respectfully requests, for the reasons set forth below, that the Staff permit Lehman to exclude the Proposal because it has been substantially implemented.[1]

Discussion

1. *Request that Lehman prohibit investment banking department input into sell-side research analyst compensation and performance reviews*

The Proposal requests that Lehman prohibit investment banking department input into sell-side research analyst compensation and performance reviews. The Proposal additionally suggests that Lehman adopt similar policies relating to analyst compensation as recently adopted by Merrill Lynch.

Lehman is committed to maintaining the highest standards of integrity and to maintaining research analyst independence. In August 2002, Lehman adopted the Principles, to which Lehman Brothers Equity Research is fully committed. Specifically, the Principles state, among other things, that:

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1 The Staff has also found that specific parts of a multi-part proposal may be excluded if a specific part has been substantially implemented. If the Staff finds that the entire Proposal is not excludable, we respectfully submit that each part of the Policy that has been substantially implemented may be excluded.

- Compensation of equity research analysts will not be linked to participation in investment banking transactions or investment banking revenues; and

- Investment Banking personnel will not review the performance of equity research analysts and will have no input into compensation decisions for equity research analysts.

To implement the Principles, Lehman determined that its Director of Research, who historically has made analyst compensation decisions, would continue to determine analyst compensation in accordance with the Investment Protection Principles and the factors set forth in the Proposed Rules. Accordingly, analyst compensation is not based on analyst contributions to Lehman's investment banking business.

In addition, Lehman's current policies and procedures, in accordance with the current Rules, prohibit the supervision or control of research analysts by Lehman's investment banking department. At Lehman, equity research reports to Lehman's Equities division and has never reported to investment banking, and investment bankers do not review the performance of equity research analysts and equity research. By eliminating investment banking input from its performance review and compensation process, Lehman's policies and procedures substantially implement the Proposal and, therefore, it is excludable.

2. *Request that Lehman adopt and disclose policies governing its initial public offering allocations to executives of investment bank clients*

Investment banks' policies regarding the allocation of shares of initial public offerings ("IPO") to executives of investment banking clients have been a serious concern among regulators and the investing public. The New York State Attorney General and the SEC have been considering a range of proposals relating to IPO allocation policies. In addition, in July 2002 the NASD released proposed rules (the "NASD Proposed Rules"), which would regulate the manner of distributing IPO shares.

Lehman recognizes the importance of this issue. To that end, Lehman has adopted a policy governing IPO allocations to executive officers and directors of investment banking clients and is in the process of posting the policy on its public internet site and ensuring that the policy is communicated to all employees involved in the IPO allocation process. That policy (attached hereto as Exhibit C) is based on the relevant NASD Proposed Rules and prohibits allocating shares to an executive officer or director of a company for purposes of directing future investment banking business to Lehman or as consideration for directing prior investment banking services to Lehman. Thus, we respectfully submit that Lehman has implemented the Proposal's request to adopt and disclose policies governing Lehman's IPO allocations to executives of investment banking clients.

3. *Request that Lehman ban sell-side analyst participation in investment banking related activities*

The Staff has consistently found that a proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (Feb. 23, 1998). Although Lehman currently does not ban analyst participation in all investment banking activities, we respectfully submit that the current Rules, together with Lehman's policies and procedures, address the potential conflicts of interest raised by analyst participation in investment banking activities.

The current Rules prohibit analysts from offering prospective investment banking clients favorable research, a specific rating, or a price target as consideration or inducement for the receipt of business. NYSE Rule 472(g); NASD Rule 2711(e). Lehman believes that it is in compliance with the current Rules, is aware of potential conflicts of interest between research and investment banking, and has policies and procedures, including the Investment Policy Committee and the Investment Protection Policies, sufficient to deal effectively with potential conflicts.

The Investment Policy Committee is composed of several senior members of the Equity Research Department. The Compliance Director for Equity Research serves as an advisory (non-voting) member. The Investment Policy Committee is charged with the responsibility of approving all initiations of coverage as well as rating changes. It also meets periodically with analysts in "sounding board" sessions to review their company and sector ratings.

When an analyst meets with the Investment Policy Committee on an initiation or rating change, the Committee probes potential conflicts of interest to ensure that the report reflects the analyst's own views and not those of the subject company, an investment banker or anyone else. In addition to protecting analyst independence and integrity, the Investment Policy Committee also asks questions to determine whether the research analyst is in compliance with all provisions of the current Rules. For example, the Committee probes whether the analyst is aware of any promises regarding favorable research coverage or any threats relating to coverage and whether the analyst has shared his or her report or conclusions with anyone else.

We respectfully submit that the current Rules, together with Lehman's policies and procedures, address the potential conflicts of interest raised by this Proposal and therefore it is excludable.

Conclusion

Based on the foregoing discussion, we submit that each part of the Proposal has been substantially implemented. The Staff has also stated that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (Feb. 3, 1993) (allowing exclusion of an entire shareholder proposal when two of the four parts would have otherwise been excludable by the company).

We therefore submit, in the alternative, that the Proposal is excludable because at least a major part of it has been substantially implemented.[2]

Rule 14a-8(c)—Multiple Proposals

Lehman may also omit the Proposal based on the Proponent's failure to comply with Rule 14a-8(c), which allows a proponent to submit only one proposal for inclusion in a company's proxy materials. If the proponent submits more than one proposal, the company must notify the proponent of the one proposal limitation so that the proponent may correct the deficiency. See Rule 14a-8(f). On November 12, 2002, Lehman notified the Proponent that it had exceeded the one proposal limit (attached hereto as Exhibit D). On November 22, 2002, the Proponent responded that it believed that its proposals did not violate Rule 14a-8(c) because they addressed conflicts of interest in investment banking (attached hereto as Exhibit A).

The Staff has long recognized that a company may omit multiple proposals pursuant to Rule 14a-8(c) if the proposals address substantially distinct issues. In the past, the Staff has agreed, for example, that a multi-part proposal relating to compensation and independence of an issuer's board of directors constituted separate proposals for purposes of Rule 14a-8. Fotoball, Inc. (May 6, 1997); see also Bob Evans Farms, Inc. (May 31, 2001) (proposals requesting the voluntary resignation of the company's board of directors and the appointment of an investment bank to seek alternatives to enhance the value of the company constituted multiple proposals); Enova Corp. (Feb. 9, 1998) (proposals recommending that the directors take all steps necessary to amend the company's governing documents to elect the entire board annually with an independent lead director constituted multiple proposals); Allstate Corp. (Jan. 29, 1997) (proposals to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting constituted multiple proposals).

In certain circumstances, however, the Staff has taken the position that multiple proposals will be deemed to constitute a single proposal if they are related to a single specific concept. See Computer Horizons Corp. (April 1, 1993). In Computer Horizons, the proposal asked that the board modify or terminate each plan, contract or arrangement which would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal. Because each part of that proposal related to the single concept of eliminating the company's anti-takeover defenses, they were deemed to constitute one proposal.

However, as previously discussed, the Staff has permitted companies to exclude proposals that deal with separate concepts. For example, in Fotoball, Inc. (May 6, 1996), the Staff allowed the exclusion of a proposal that dealt with a single class of people—a company's directors—but which made three recommendations dealing with three separate issues: qualifications of directors serving on the board, remuneration of directors and the relationship

---

2 The Staff has also found that specific parts of a multi-part proposal may be excluded if a specific part has been substantially implemented. If the Staff finds that the entire Proposal is not excludable, we respectfully submit that each part of the Policy that has been substantially implemented may be excluded.

between directors and the company. The proponent argued (unsuccessfully) that all three issues addressed the specific concept of aligning the directors' incentives with those of the company's shareholders.

Unlike Computer Horizons, in this instance the Proponent has submitted a three-part proposal which in reality is two separate and distinct proposals that do not relate to a single specific concept. The separate proposals are: (i) to formally separate Lehman's research analysts and its investment banking division and (ii) to adopt and disclose policies governing Lehman's initial public offering allocation policies to executives of investment banking clients. The purpose for the first proposal is to insulate research analysts from investment banking, thereby enhancing the quality of sell-side research. The second proposal is to help ensure that the investment banking division is engaged by investment banking clients for transactions on the merits rather than because of a benefit conferred on the executives of the investment banking clients. In this regard, the proposals presented by the Proponent are even more distinct than the proposals presented in Fotoball, Inc., Bob Evans Farms, Inc. and Enova Corp.

Conclusion

For all the reasons set forth above, it is respectfully submitted that the omission of the Proposal from Lehman's next proxy statement is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to the AFL-CIO Reserve Fund. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information, or wish to discuss this matter, please call Jeffrey A. Welikson at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC

By: ______________________
Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc. Brandon Rees
(AFL-CIO Reserve Fund)
Ray Wagner
(Simpson Thacher & Bartlett)
Andrew Keller
(Simpson Thacher & Bartlett)

Exhibit A

AFL-CIO Reserve Fund Proposal and Letter Amending Proposal

Attached hereto as separate PDF attachment.

Exhibit B

LEHMAN BROTHERS

LEHMAN BROTHERS COMMITMENT TO INVESTMENT PROTECTION PRINCIPLES

Lehman Brothers is committed to maintaining the highest standards of integrity. On July 1, 2002, New York State Comptroller H. Carl McCall, New York State Attorney General Eliot Spitzer, California Treasurer Philip Angelides, and North Carolina Treasurer Richard Moore announced an initiative to protect the assets of public investment funds by addressing the issue of potential conflicts of interest between research and investment banking activities conducted by investment banking firms. This initiative sets out six Investment Protection Principles to which Lehman Brothers Equity Research is fully committed. In furtherance of that commitment, this policy statement is being added to the Equity Research Department's Policies and Procedures Manual, which also includes "Lehman's Firm Commitment to Analyst Integrity."

- Compensation of equity research analysts will not be linked to participation in investment banking transactions or investment banking revenues.
- Investment Banking personnel will not review the performance of equity research analysts and will have no input into compensation decisions for equity research analysts.
- The Investment Policy Committee, composed of equity research management and a strategist, will continue to approve all new equity research coverage and rating changes.
- Discontinuation of research coverage of the stock of any company will be disclosed and the rationale for such termination explained.
- Equity research reports will disclose whether Lehman Brothers has received compensation in connection with investment banking services within the past 12 months and whether the Firm expects to receive or intends to seek such compensation in the following three months as well as other potential conflicts of interest.
- Corporate Advisory Division will monitor compliance with the Investment Protection Principles during its periodic audits.

Exhibit C

LEHMAN BROTHERS

LEHMAN BROTHERS HOLDINGS INC. INITIAL PUBLIC OFFERING ALLOCATION POLICY

Sales to Executive Officers and Directors of Banking Clients

Private Client Services employees may not allocate initial public offering ("IPO") shares to an executive officer or director of a company for purposes of directing future investment banking business to the Firm or as consideration for directing prior investment banking services to the Firm.

LEHMAN BROTHERS

November 12, 2002

By Facsimile and UPS Next Day Air

Brandon Rees
American Federation of Labor and Congress of Industrial
Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Rees:

I am responding to your October 29, 2002 letter (the "Letter") to Lehman Brothers Holdings Inc. ("Lehman") containing a shareholder proposal asking Lehman to (1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) adopt and disclose policies governing Lehman's initial public offering ("IPO") allocations to executives of investment banking clients.

In order to submit a shareholder proposal, the American Federation of Labor and Congress of Industrial Organizations (the "AFL-CIO") must satisfy the requirements of Rule 14a-8 of Regulation 14A of the Securities and Exchange Commission. Under Rule 14a-8(b), the AFL-CIO must have continually held at least $2,000 in market value of Lehman common stock for at least one year by the date the proposal was submitted. The AFL-CIO is not a registered holder of Lehman common stock. Therefore, Rule 14a-8(b) requires proof of ownership through a written statement from the record holder of your securities as to which you claim beneficial ownership or a copy of a Schedule 13D or 13G or a Form 3, 4 or 5 filing reflecting the AFL-CIO's ownership of Lehman common stock. The Letter did not include such proof. Please remedy this deficiency by submitting the required information to me by November 26, 2002.

In addition, Rule 14a-8(c) states that a proponent may submit no more than one proposal and accompanying supporting statement for inclusion in the proxy materials. Your proposal does not relate to a "single specific concept" because Items (1) and (2) relate to analyst independence and Item (3) relates to IPO allocation procedures. Please advise us which proposal you wish to have considered for inclusion by advising me by November 26, 2002.

Sincerely,

/s/ Karen B. Corrigan
Name: Karen B. Corrigan
Title: Vice President

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 22, 2002

Karen B. Corrigan
Vice President
Office of the General Counsel
Lehman Brothers Holdings Inc.
399 Park Avenue
New York, NY 10022

Dear Ms. Corrigan:

I am writing in response to your letter dated November 12, 2002 regarding the AFL-CIO Reserve Fund's shareholder resolution for presentation at Lehman Brothers Holdings' 2003 Annual Shareholders Meeting. In your letter, you assert that our resolution as submitted references more than one proposal.

We believe it is clear that our submitted resolution addresses only one single specific concept: to urge the Board of Directors to effectively manage conflicts of interest in investment banking by formally separating Lehman Brothers' investment banking business from its sell-side analyst research and IPO allocation process. To ensure that this proposal is unambiguous, the resolution defines such a formal separation as follows:

(1) ban sell-side research analyst participation in investment banking related activities,
(2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and
(3) adopt and disclose policies governing the Company's initial public offering ("IPO") allocations to executives of investment banking clients.

Although we believe the language used in the previously submitted proposal is sufficiently clear, we are willing to accommodate Lehman Brothers' concerns by making the following changes to our resolution:

Replace "Specifically, the Company should" with "For purposes of this resolution, a formal separation to effectively manage investment banking conflicts of interest would require the Company to" in the second paragraph, and

For the purpose of brevity, delete the sentence "In our opinion, these conflicts of interest have helped to undermine investor confidence in the capital markets in general and investor confidence in the financial services industry in particular."

A revised resolution incorporating these changes is enclosed for your reference. On November 19, 2002, the Amalgamated Bank, custodian for the AFL-CIO Reserve Fund, sent the enclosed letter confirming that the Fund has continuously held 200 shares of Lehman Brothers common stock for at least one year preceding the proposal submission date. If you have further concerns regarding this proposal, you may contact me at (202) 637-3900.

Yours truly,

Brandon J. Rees
Research Analyst, Office of Investment

Enclosure

Cc: Richard Trumka, AFL-CIO Secretary-Treasurer
Damon Silvers, AFL-CIO Associate General Counsel

Revised Shareholder Proposal

Resolved, that the shareholders of Lehman Brothers Holdings Inc. (the "Company") urge the Board of Directors to effectively manage conflicts of interest by formally separating the Company's investment banking business from the Company's sell-side analyst research and IPO allocation process.

For purposes of this resolution, a formal separation to effectively manage investment banking conflicts of interest would require the Company to (1) ban sell-side research analyst participation in investment banking related activities, (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews, and (3) adopt and disclose policies governing the Company's initial public offering ("IPO") allocations to executives of investment banking clients.

Supporting Statement

Recent investigations by the SEC and the New York State Attorney General Eliot Spitzer have exposed widespread conflicts of interest involving investment banking practices at many financial services companies. These investigations have uncovered examples of investment banking clients influencing analyst research reports and recommendations as well as executives of investment banking clients receiving preferential IPO allocations.

Sell-side research analysts have a fiduciary duty to the investors that they advise, not the needs of their firm's investment banking business. Similarly, the practice of giving investment banking client executives preferential IPO allocations calls into question the integrity of the investment banking client relationship.

Our Company has been subject to regulatory investigations into its investment banking practices. According to SEC Form 10-Q for the quarter ending August 31, 2002, our Company "has received subpoenas and/or requests for information, documents and testimony in connection with the industry-wide investigations of research analyst independence and related issues from various governmental and regulatory agencies."

Analyst independence rules adopted in 2002 by the NYSE and NASD require that analyst reports disclose compensation received by their firm from investment banking clients. In our opinion, such conflicts of interest need to be minimized or eliminated, not simply disclosed. Accordingly, we believe analysts should be prohibited from participating in the Company's investment banking business including assisting in underwriting activities such as road shows or in the solicitation of investment banking clients.

We believe the NYSE and NASD adopted rules that prohibit linking analyst compensation to specific investment banking transactions are inadequate. Under these rules, analysts still may be compensated based on the firm's general investment banking revenues and investment banking departments may continue to have input into analyst compensation and performance reviews. To help ensure analyst independence, our Company should adopt similar policies relating to analyst compensation as recently adopted by our Company's competitor Merrill Lynch.

Lastly, giving preferential treatment to the executives of investment banking clients when allocating potentially lucrative IPO shares harms investor confidence in the IPO process and undermines the ethical reputation of executives at investment banking clients. To ensure that such practices do not occur at our Company, the Board of Directors should adopt and disclose policies governing the Company's IPO allocation procedure. Disclosure of these policies will help bolster the Company's investment banking reputation and integrity.

Exhibit 2

Global Settlement Press Release

Attached hereto as separate PDF attachment.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC

By: Jeffrey A. Welikson
Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc. Brandon Rees
(AFL-CIO Reserve Fund)
Andrew Keller
(Simpson Thacher & Bartlett)

Press Releases

Office of New York State Attorney General Eliot Spitzer

Department of Law
120 Broadway
New York, NY 10271

Department of Law
The State Capitol
Albany, NY 12224

For More Information:
(518) 473-5525

For Immediate Release
December 20, 2002

SEC, NY ATTORNEY GENERAL, NASD, NASAA, NYSE AND STATE REGULATORS ANNOUNCE HISTORIC AGREEMENT TO REFORM INVESTMENT PRACTICES

$1.4 Billion Global Settlement Includes Penalties and Funds for Investors

Securities and Exchange Commission Chairman Harvey L. Pitt, New York Attorney General Eliot Spitzer, North American Securities Administrators Association President Christine Bruenn, NASD Chairman and CEO Robert Glauber, New York Stock Exchange Chairman Dick Grasso, and state securities regulators announced an historic settlement with the nation's top investment firms to resolve issues of conflict of interest at brokerage firms.

The "global settlement" concludes a joint investigation begun in April by regulators into the undue influence of investment banking interests on securities research at brokerage firms. The settlement will bring about balanced reform in the industry and bolster confidence in the integrity of equity research.

Terms of the agreement include:

- The insulation of research analysts from investment banking pressure. Firms will be required to sever the links between research and investment banking, including analyst compensation for equity research, and the practice of analysts accompanying investment banking personnel on pitches and road shows. This will help ensure that stock recommendations are not tainted by efforts to obtain investment banking fees.

- A complete ban on the spinning of Initial Public Offerings (IPOs). Brokerage firms will not allocate lucrative IPO shares to corporate executives and directors who are in the position to greatly influence investment banking decisions.

- An obligation to furnish independent research. For a five-year period, each of the brokerage firms will be required to contract with no less than three independent research firms that will provide research to the brokerage firm's customers. An independent consultant ("monitor") for each firm, with final authority to procure independent research from independent providers, will be chosen by regulators. This will ensure that individual investors get access to objective investment advice.

The news conference is available via live feed on Waterfront 6229; and NYSE webcast: NYSE.com. (Attention Radio News Rooms: A news actuality is available by contacting AG Spitzer's 24-hour, toll-free newsline at: 877-345-3466, Choice #1.)

SETTLEMENT PAYMENTS

NAME OF FIRM	RETROSPECTIVE RELIEF ($ millions)	INDEPENDENT RESEARCH ($ millions)	INVESTOR EDUCATION ($ millions)
BEAR STEARNS & CO. LLC	50	25	5
CREDIT SUISSE FIRST BOSTON CORP.	150	50	0
DEUTSCHE BANK	50	25	5
GOLDMAN SACHS	50	50	10
J.P. MORGAN CHASE & CO.	50	25	5
LEHMAN BROTHERS, INC.	50	25	5
MERRILL LYNCH & CO., INC.	100*	75	25
MORGAN STANLEY	50	75	0
SALOMON SMITH BARNEY, INC.	300	75	25
UBS WARBURG LLC	50	25	5
TOTAL:	**900**	**450**	**85**

*** Payment made in prior settlement of Research Analyst conflicts.**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lehman Brothers Holdings, Inc.
Incoming letter dated December 13, 2002

The proposal requests that Lehman Brothers: (1) ban sell-side research analyst participation in investment banking related activities; (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews; and (3) adopt and disclose policies governing the company's IPO allocations to executives of investment banking clients.

We are unable to concur in your view that Lehman Brothers may exclude the proposal under rule 14a-8(c). Accordingly, it is our view that Lehman Brothers may not omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Lehman Brothers may exclude the proposal under rule 14a-8(i)(10). Accordingly, it is our view that Lehman Brothers may not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alex Shukhman
Attorney-Advisor